Exhibit 4.1

SECOND AMENDMENT TO SHARE EXCHANGE

AGREEMENT

This SECOND AMENDMENT TO SHARE EXCHANGE AGREEMENT, dated as of October 10, 2014 (this “Amendment”), amends, as of the effective date set forth below, that certain SHARE EXCHANGE AGREEMENT (the “Share Exchange Agreement”), dated as of August 24, 2012, by and among Computer Vision Systems Laboratories, Corp., a Florida corporation presently known as CVSL Inc. (the “Parent”), Happenings Communications Group, Inc., a Texas corporation (the “Company”), and Rochon Capital Partners, Ltd., a Texas limited partnership (the “Shareholder”), as amended on April 10, 2013. Each of the parties to this Amendment is individually referred to herein as a “Party” and collectively as the “Parties.”  All capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Share Exchange Agreement.

RECITALS

The Share Exchange Agreement, as amended, currently provides for the deferral of the Second Tranche Closing indefinitely and provides that the Shareholder can elect to have the Second Tranche Parent Stock issued to the Shareholder in increments in multiple closings and in such amounts at each closing as the Shareholder may elect, rather than one closing, as was contemplated in the original Share Exchange Agreement. In addition, the Share Exchange Agreement, as amended, also limits the maximum number of shares of Parent Common Stock issuable at the Second Tranche Closing, whether in one or more closings, to 504,813,514.

In order to facilitate the consummation of the Offering, as defined in Section 9 of this Amendment, the Parties have agreed to limit the circumstances under which the Second Tranche Parent Stock may be issued to the Shareholder and the economic rights of the Shareholder with respect to such Second Tranche Stock upon its issuance.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.                                      AMENDMENT OF SECTION 1.03.  Section 1.03(b) of the Share Exchange Agreement, as amended, is hereby further amended by replacing it with the following:

“The Shareholder’s right (or the right of a Permitted Transferee (as defined below)) to be issued the Second Tranche Parent Stock will be limited solely to the right to be issued the Second Tranche Parent Stock upon the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below), or upon the commencement or announcement of a tender or exchange offer which would result in any person or group becoming an Acquiring Person. In such event, the Second Tranche Parent Stock shall be issued to Shareholder (or a Permitted Transferee to whom the right has been transferred) within 10 days of its written request, which request shall be in its sole discretion.  A person or group of affiliated or associated persons becomes an “Acquiring Person,” thus triggering the issuance of the Second Tranche Parent Stock to Shareholder (or a Permitted Transferee to whom the right has been transferred), upon acquiring, subsequent to the date hereof, beneficial ownership of 15% or more of the shares of Parent’s common stock then outstanding.  “Acquiring Person” shall not include (1) any person who acquires 15% or more of Parent’s shares of common stock in a transaction approved by John P. Rochon; (2) any affiliates of John P. Rochon; or (3) any family members of John P. Rochon.  For purposes hereof, “affiliate” and “associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the “Exchange Act”). For purposes of this Amendment beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable rules and regulations of the SEC. In addition, for purposes hereof, “group” shall have the meaning set forth in Section 13(d) of the Exchange Act and the applicable rules and regulations of the SEC, “immediate family” shall have the meaning set forth in Rule 16a-1 of the Exchange Act and the applicable rules and regulations of the SEC and “family member” shall have the meaning set forth in Section 701 of the Securities Act.

2.                                      ADDITION OF SECTION 7.09.  Article VII is hereby amended by adding the following new Section 7.09.

“SECTION 7.09 (a) The Shareholder hereby irrevocably waives its right to, and agrees that it will not sell, pledge, convey, or otherwise transfer, all or any portion of (i) the Second Tranche Parent Stock or (ii) the right to receive the Second Tranche Stock pursuant to the terms and conditions set forth in this Agreement, to any person or entity other than to (x) John P. Rochon or his wife, or both, or William John Philip Rochon (each, a “Permitted Transferee”) or (y) the Company, pursuant to the terms and conditions described in Section 7.09(b) and (c) below.

(b) The Shareholder hereby irrevocably waives its right to, and agrees that, notwithstanding anything in this Agreement to the contrary, it will not be entitled to receive any cash dividends or cash distributions of any kind with respect to the Second Tranche Parent Stock (except as specifically set forth in clause (b) or (c) of Section 7.09 of this Agreement).

(c) The Shareholder further agrees that the Second Tranche Parent Stock shall be redeemed by the Parent upon a cash payment to Shareholder (or a Permitted Transferee if the right has been so transferred) from Parent of One Million Dollars ($1,000,000) if any of the following events shall occur: (i) the liquidation or dissolution of Parent; (ii) Parent’s merger with or into another entity where the holders of Parent’s common stock prior to the merger do not own a majority of Parent’s common stock immediately after the merger (specifically excluding the Second Tranche Parent Stock from such calculation); (iii) the sale of all or substantially all of Parent’s assets; (iv) the death of John P. Rochon, in which case the redemption shall be limited to Second Tranche Parent Stock that has not been transferred by Shareholder; (v) a change of control of Shareholder such that a majority of the equity of Shareholder is not owned by John P. Rochon or immediate family members of John P. Rochon; and (v) John P. Rochon having been found guilty or having pled guilty or nolo contendere to a felony, any act of embezzlement, fraud, larceny or theft on or from Parent.

(d) The Shareholder also agrees that the Second Tranche Parent Stock shall be automatically redeemed by Parent for One Dollar ($1.00) if any of the following events shall occur: (i) Parent commences a voluntary case under Title 11 of the United States Code or the corresponding provisions of any successor laws; (ii) an involuntary case against Parent is commenced under Title 11 of the United States Code or the corresponding provisions of any successor laws and either (A) the case is not dismissed by midnight at the end of the 90th day after commencement or (B) the court before which the case is pending issues an order for relief or similar order approving the case; or (iii) a court of competent jurisdiction appoints, or Parent makes an assignment of all or substantially all of its assets to, a custodian (as that term is defined in Title 11 of the United States Code or the corresponding provisions of any successor laws) for Parent or all or substantially all of Parent’s assets.

(e) Notwithstanding anything to the contrary in the Share Exchange Agreement, the Shareholder hereby irrevocably authorizes and directs the Parent’s transfer agent to place a permanent stop order on the Second Tranche Parent Stock and to add a corresponding restrictive legend on the certificate or certificates representing the Second Tranche Parent Stock.

(f) For avoidance of doubt and notwithstanding anything to the contrary in this Agreement (as the same may be amended from time to time), Shareholder hereby surrenders all rights to receive the Second Tranche Parent Stock, except as set forth in this Section 7.09, and further agrees that under no circumstance, other than upon a redemption by Parent as set forth in clause (b) or (c) of this Section

7.09, will Shareholder be entitled to receive any payment of any kind for the Second Tranche Parent Stock once it is issued to Shareholder and any payment in violation of this provision will be void and become the property of Parent.  The parties to this Agreement further agree that under no circumstances shall this Agreement be amended or supplemented in any way, or any provision herein waived, where the effect of such amendment, supplement or waiver would be (i) to expand the scenarios under which Shareholder (or a Permitted Transferee, if applicable) would be entitled to receive the Second Tranche Parent Stock, (ii) to provide for any cash dividends or other cash distributions to be payable with respect to the Second Tranche Stock, (iii) to permit any transfer by Shareholder of the Second Tranche Stock (other than to a Permitted Transferee), or (iv) to alter the circumstances under which a redemption of the Second Tranche Stock by the Company shall be required or the terms and conditions of such redemption.

(g) The Second Tranche Parent Stock shall be subject to adjustment for any stock split, stock dividend, recapitalization, reorganization, scheme, arrangement or otherwise. If the Parent subdivides its outstanding shares of common stock into a greater number of shares, the number of shares of Second Tranche Parent Stock will be proportionately increased and if the Parent at any time combines its outstanding shares of common stock into a smaller number of shares, the number of shares of Second Tranche Parent Stock shall be proportionately decreased.  Any adjustment under this section shall become effective at the close of business on the date the subdivision or combination becomes effective.”

(h) Prior to any transfer, sale or conveyance of all or any portion of the Second Tranche Parent Stock to any Permitted Transferee, the Permitted Transferee shall execute documentation confirming the agreement of the Permitted Transferee to be bound by the limitations and provisions of this Agreement to the same extent as the Shareholder.

3.                                      EFFECT ON SHARE EXCHANGE AGREEMENT.  Subject to the amendments provided herein, all of the other terms and conditions of the Share Exchange Agreement shall continue in full force and effect after the execution of this Amendment and shall not be in any way changed, modified or superseded by the terms set forth herein (except to the extent necessary to give effect to the amendments made by this Amendment).

4.                                      GOVERNING LAW.  This Amendment shall be governed in all respects by the Laws of the State of Florida, without regard to conflicts of Laws principles.

5.                                      WAIVER OR BREACH.  It is agreed that a waiver by any Party of a breach of any provision of this Amendment shall not operate or be construed as a waiver of any subsequent breach by that same Party.

6.                                      ENTIRE AGREEMENT AND BINDING EFFECT.  The Share Exchange Agreement, as amended by this Amendment, contains the entire agreement of the parties with respect to the subject matter hereof superseding all prior agreements or understandings, whether written or oral, between or among the Parties.  No amendment, modification or other change to the Share Exchange Agreement or waiver of any agreement or other obligation of the Parties under this Amendment or the Share Exchange Agreement may be made or given unless such amendment, modification or waiver is set forth in writing and is signed by the Parties.

7.                                      HEADINGS.  The section headings appearing in this Amendment are for purposes of easy reference and shall not be considered a part of this Amendment or in any way modify, amend or affect its provisions.

8.                                      COUNTERPARTS.  This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

9.                                      EFFECTIVENESS. This Amendment shall be effective upon the consummation of the public offering of the Parent’s common stock pursuant to the registration statement on Form S-1 (No. 333-196155) filed with the SEC on May 22, 2014, as amended (the “Offering”).

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date and year first above written

CVSL INC.

By:	/s/ Kelly L. Kittrell
Name:	Kelly L. Kittrell
Title:	Chief Financial Officer

HAPPENINGS COMMUNICATIONS GROUP, INC.

By:	/s/ John P. Rochon
Name:	John P. Rochon
Title:	Chairman

ROCHON CAPITAL PARTNERS, LTD.
By: John Rochon Management, Inc., its General Partner

By:	/s/ John P. Rochon
Name:	John P. Rochon
Title:	President